Filed by Atmel Corporation

Pursuant to Rule 425 Under The Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Atmel Corporation

Commission File Number: 000-19032

Dialog Semiconductor to acquire Atmel

Jose Cano

Head of IR

Thank you and good afternoon and good morning to everyone joining us today. The call is being hosted by Dialog Semiconductor's CEO, Dr. Jalal Bagherli and we are also delighted to welcome Steve Laub, CEO of Atmel. In a moment, I will hand you over to Jalal for a review of yesterday's announcement.

I must remind everyone that today's briefing and some of the answers to your questions may contain forward-looking statements in relation to Dialog and Atmel and the future operating performance of and outlook of Dialog and the combined company that are subject to risks and uncertainties.

These forward-looking statements are based upon the current beliefs and expectations of the management of Dialog and Atmel and there are risks associated with them. You can find a full explanation of these risks on the press release and the investor presentation which has been posted to the IR section of our website.

Before I hand over to Jalal, let me remind you that a description of underlying performance and non-GAAP metrics have been included in slide 20 of the investor presentation available on our website. These financial metrics have not been calculated in accordance with IFRS or GAAP as applicable and so you are encouraged to refer to the most comparable IFRS or GAAP financial metrics.

I would now like to introduce Jalal, who will run you through the main highlights of the investor presentation. Jalal, over to you please.

Jalal Bagherli

CEO Dialog Semiconductor GmbH

Thank you, Jose. Good morning to everyone who is joining us on the US call. I am Jalal Bagherli, CEO of Dialog Semiconductor and I'm here with Steve Laub, CEO and President of Atmel. We have very exciting news that we've released yesterday that we're going to go through in terms of the acquisition of Atmel. We have — we will be referring to slides on our investor website, that I will refer to through this call.

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Dialog Semiconductor

Because I believe that most of the participants would be US-based and familiar with Atmel more than familiar with Dialog, I will probably spend a little bit more time introducing Dialog -related concepts. We'll be very pleased to take your questions at the end of the presentation.

So first on slide 4, it's basically relating to the announcement itself.

So the transaction to acquire Atmel is a transaction worth $4.6b. This acquisition in our mind creates a global leader in both power management and embedded processing solutions.

Our product portfolios are very complementary. We have a strong pipeline of products, design wins and a broad customer base in three attractive market segments, mobile power, Internet of Things and automotive.

We also see opportunities to create synergies. In terms of cost synergies around $150m within the first two years after the deal closes and which will be accretive to underlying EPS in the first full year after closing and support an increase on profitability in years to come. We obviously also believe there will be a lot of synergies from a revenue standpoint that we will get to by combining the portfolios of both companies.

If you now turn to page 6 — page 5, I'd like to introduce — in this page we want to introduce Dialog and Atmel. Clearly I will spend a little more time on introducing Dialog to you.

So Dialog is a company which has focused on the creation of highly integrated power management, particularly for the mobile market. We've been leaders in smartphones and tablets in terms of shipments of PMICs and we believe we have the number one market share in that market. We have a best-in-class dedicated power management team with broad IP portfolio and most of our products for top tier accounts are customized solutions.

We also have a leading portfolio of power conversion which is based on the acquisition we made in California three years ago, a company called iWatt and that brought us technology for AC/DC, quick charging, LED lighting, that adds to our power franchise.

We've invested in connectivity through an acquisition bought four years ago in Europe. And since then we've created a brand new product line around the Bluetooth Smart which has got great traction in the past two years in the market and growing.

We have large custom mixed-signal teams and we have established strategic relationship with top tier OEMs. We tend to have longstanding relationship and we

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act like extended parts of the R&D team of major Tier 1 clients in terms of chip development.

We have a track record of solid execution with strong revenue growth and strong cash generation. Some of that data will be highlighted in this presentation where we talk about our track record for the last seven years.

In the latter years, in the last two three years, we've been also looking at exploiting our opportunities in China from both smartphone and IoT and in a broader sense in the consumer electronics marketplace as we also have products for other areas of the market such as LED retrofit light bulbs for example.

So I think that gives a summary of what Dialog's product portfolio is. We hail from Europe, so many of our starting positions have been within UK and Germany. We are a UK incorporated company, but listed on the Frankfurt Stock Exchange for historical reasons. And we have design centers in multiple locations across Europe, North America, particularly in California and Arizona as well as in Tokyo, Japan and Beijing in China. We have sales offices also in most countries in Asia in addition to North America and Europe.

So with that, I'd like to hand over to Steve to just recap briefly for the — in terms of Atmel.

Steve Laub

CEO Atmel Corporation

Thank you, Jalal. I think as many of you are aware, seeing that this audience is North American, now Atmel is a leading supplier of 32-bit ARM and 8-bit AVR microcontrollers. It's our core business and it's the most important business at Atmel. Our business is comprised of over 35,000 customers in our MCU business and we have one of the world's leading ecosystem supports through our design tools, (inaudible) support and other types of support we have through a broad customer reach to our customer base.

We provide differentiated technology for the Internet of Things, where we combine our very low power MCU products with very low power wireless products and we have the broadest IoT portfolio of any MCU supplier in the industry today.

We also add to that our security products to truly even further differentiate our IoT offerings and we have a differentiated position in automotive touch.

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We have an established and proven global channel distribution network. Over approximately 50% of our sales go through distribution and we have partnerships with the leading and largest worldwide distributors such as Arrow, Avnet and Future.

And also our new product design win activity has accelerated in the past year, particularly for MCU and connectivity solutions which will support our expected growth and margin expansion. Jalal, I'll turn it back to you.

Jalal Bagherli

Thank you very much, Steve. So if I can go to slide 6 and I want to speak about the strategic rationale of this deal for us.

We see this as really creating a powerhouse of a semiconductor company with scale. And bringing leadership in PMIC and power saving technologies, but also with — the addition of the broad portfolio of Atmel products in the MCU space and connectivity and security sets us as a global leader for the IoT market.

We think that we will be well-positioned for growth in both — in mobile power, in IoT and automotive market. An extended SAM that takes us from, as a standalone SAM of $5b to over $20b in a combination. A SAM which is growing at 13% on a compound annual growth rate.

Dialog as a company because of its exposure to mobile market is highly concentrated in terms of customer base. Given that the mobile market itself is extremely concentrated, we're very successful in that. So we reflect that concentration today.

That as a result means that our top five customers today generate 87% of our revenue and other customers generate 13%. And those other customers are within connectivity, auto industrial as well as power conversion business.

In the combined entity that we are proposing as part of this merger, that concentration dilutes significantly. So the top five customers will have around 45% of the revenue and 55% will come from other customers. We see significant synergy across the combination of the two companies. We can gain synergies through leveraging existing customer relationships, both distribution channels. The cost synergies will come from greater efficiency and overlap areas. And we believe that allows us to drive around $150m in savings annually that is expected to be realizable within two years.

The company will show higher than market, semiconductor market growth rates and also highly profitable. The target underlying operating model that we aim for would give us 47% to 50% on the gross margin and 23% to 25% operating margin. And by long term we mean three to five years type model. So we're very excited about achieving this rationale.

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Dialog Semiconductor

If I look at the transaction overview on page 7, the way it's structured, the total consideration for this deal will be $10.42 per Atmel share. That's a total value of $4.6b which will be funded with 45% in cash and 55% in equity. Dialog shareholders will represent 62% of proforma ownership and Atmel shareholders, 38%.

To finance the acquisition we're proposing to issue approximately 49m American Depository shares in New York or NASDAQ Stock Exchanges and we're taking $2.1b of new debt. I'll cover the debt piece in more detail on a separate slide.

All of that is subject of course to shareholder and regulatory approvals and we believe that there are very compelling reasons for this deal. We expect the deal to close in the first quarter of 2016.

So I'd like look at, on slide 9, talk about the market that this deal enables us to play in. So if we look at the composition of that market in between mobile power, Internet of Things, connectivity, automotive and lighting where we have the appropriate products to address, it shows us a market that's growing between 2014 and 2019 at a 13% compound annual growth rate.

So I think there's a very exciting set of opportunities with this combined portfolio to play in a growing market and we expect to maximize our opportunity on each of those segments.

I'd like to take you to slide 10 now to discuss the power management for mobile applications in brief. We have — a key trend we're seeing is that consumer expectation on mobile devices are continuing to increase. You'll see more and more features every year in mobile phones, mobile devices and almost smartphones and tablet have become interchangeable in terms of the number of features and functions that they can support.

That puts a lot of pressure on the battery lifetime, the battery charging time that you're carrying in a mobile device and that's where the integrated power management comes into play. It's saving energy and integrating as many of the discrete components as possible to save space on the board for a portable device, so that you can deploy larger and larger batteries that last longer.

Accommodating these diverse requirements while maintaining battery life adds complexity to the PMIC. That means that our value add continues to increase within this ecosystem and we've been gaining market share as well as the ASP increase year on year for the past three, four years.

So some of our devices in terms of complexity for example, are in the range of 70 square millimeters which are quite large and these are 2.5 micron [ECD] technologies integrating 30 or more power management functions on a piece of silicon and they act

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as a companion chip to an application processor for example on a smartphone or a tablet.

On the right hand side of the slide, you see some pictures of the AC/DC technology. This is something that we originally acquired through the iWatt acquisition. And what we now are able to achieve is we have all the requisite technology from the standard charging mechanism, from the travel adaptor on the wall all the way to charging within the smartphone or tablet.

This segment allows us to be a leader in the AC/DC quick charge with the products that we have introduced which aim to reduce the charging time for a mobile phone or a tablet by 50%. We ship to all the top customers in mobile phone worldwide.

And with that, I'd like to move to the next slide which is slide 11. And this is probably the area where we gain the most complete platform of the combination of both companies. And this is really exciting for us to be able to touch so many of the pieces of the solution for our customers in the Internet of Things.

We've been active in this market through some of the products that Dialog has. So we've introduced for example, in connectivity, we've introduced in terms of Bluetooth technology, Bluetooth. We have power management and we also have sensing products that address this area. And I'd like to now ask Steve to also explain the IoT with the Atmel products.

Steven Laub

With respect to the Internet of Things, you know microcontrollers are really at the heart of that solution. It's required on any edge node type of solution for that. As many of you know, Atmel offers the industry's lowest power 32-bit MCUs today that's critical for these type of solutions. And not just very low power and 32-bit, but a very — also broad product line as well encompassing many different parts of that solution in the micros and the ecosystem.

In addition we offer security products with our crypto-authentication products. This provides for the data protection as well as authentication as in the world of IoT and the world of connectivity making sure that your data is being protected has become recognized as a very critical item for our customer and that we're uniquely positioned to provide that for them.

And an area where both Dialog and Atmel really share a competency and capability as well as products is in connectivity. At Atmel we offer very ultra-low power Wi-Fi solutions as well Bluetooth low energy and Bluetooth along with ZigBee, so a very comprehensive set of connectivity. And Jalal, you at Dialog have also very powerful, very low power (inaudible) solutions as well I understand.

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Jalal Bagherli

Absolutely, absolutely. And I think you know, again to leave you with that message we truly believe we have the most complete platform for IoT going forward in the industry.

I think the next slide, which is slide 12, it talks about the — our opportunity in the growing automotive market and again I'd like to ask Steve to comment on this piece.

Steven Laub

Certainly. Atmel has a very solid automotive business and really encompassing three different types of solutions. In the networking area, we have [high voltage] solutions with LIN and CAN transceivers, for really providing the networking solutions within a car. In addition to that we have car access technologies and products, remote keyless entry, passive entry, those solutions and systems and a very strong position in that as well.

In addition, we're seeing tremendous growth in the automotive touch area of this marketplace, really the infotainment section as cars adopt touch screens for their solution and particularly, capacitor touch screens in that. And we're uniquely positioned as an automotive qualified supplier, which our customers are looking for. In addition to that there's also touch being adopted as touch buttons throughout the solution as well.

And an area that we're seeing a tremendous amount of interest because of the addition of such wireless technologies is also your security within a car where our secure crypto memory products are seeing also a lot of interest and design activity.

Jalal Bagherli

Thank you, Steve. If I move to slide 13, the combined company will have a very diversified top tier of customers, which is worth looking into in terms of segments.

So in mobile power you see the names there. All the top companies, established companies as well as up and coming challengers like Xiaomi and others are in that list. And we supply PMIC, AC/DC or touch to these customers.

The second band is the IoT which are customers primarily of MCUs, connectivity, security and others. We have — we can see names again in the up and coming companies like Fitbit, again Xiaomi, Nest, GoPro, Tile amongst the others, who are more established like Whirlpool or Honeywell for example.

In the automotive area, these are well-known established world players in automotive and we're very proud to serve this list of customers.

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So together we're serving top tier accounts in three very high value parts of the market in terms of mobile, IoT and automotive.

So with that in mind, I'm going to move to slide 14. This is our strategy, our four pillars of strategy that we share with our investors and analysts in Dialog presentations and I just want to briefly touch on them. And also mention how this deal would support that strategy going forward.

So we have four elements as I mentioned. The first one is leveraging a broader product portfolio for us. So we started with having the leading position in power. Over the years, we've added low energy audio and then low energy Bluetooth as connectivity, with AC/DC and also lighting. With the combination with Atmel, clearly the portfolio gets much larger and that helps us as we get to the, for example the utilization of all of this portfolio in not only top customers, but also in distribution channels.

The second approach for us for growth has been to go deeper at the customer that we have. Meaning that once we have a design in one department, we'll try to expand that into other departments and other segments within the same customer and establish long-lasting relationship with those customers. And indeed many of our customers are 7, 8 even 20 years of standing and we have a good track record with those.

We also looked at broadening our reach. Because of our concentration we wanted to broaden our base by establishing distribution and also going to Tier 2 accounts and expanding that way. Clearly, again the deal with Atmel allows us to access the world-class distribution network that Atmel has already established and allowing us to ship many of our products through those channels as well.

Thirdly, both companies have been investing heavily in innovation. We both believe in innovation driving the future of our companies. We've invested heavily in power management. Atmel has investment in 32-bit low power microcontrollers as an example. In addition, rapid charging and other IoT type technologies like connectivity and others have been invested in. So we believe with the portfolio that both companies have, we're really well positioned to capture the future here.

Fourth, for us has been strategic focus to expand in China. We've had great success in North America and Europe and Asia, but China was an up and coming market for us in terms of consumer electronics. And we've done that in two or three — three ways.

One is clearly direct connection with the OEMs in China. For example, we have a business relationship with a number of smartphone makers through selling for example Bluetooth power management etc. So we have top accounts there. We do have technologies for LED lighting. As I mentioned before for retrofit LED bulbs which is primarily built and manufactured in China.

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The second channel to that market has been for us to partner with local companies like Mediatek and provide mixed-signal power management solutions to be a companion to their chipset and gain access to the China market through that aggregation channel.

And thirdly, we've had investment also in sensing technology through Taiwan-based Dyna Image which has customers in China in a growing market for use of light and proximity sensors for mobile phones and tablets.

So we've taken those steps to expand our exposure to China. Clearly again with the combination with Atmel, Atmel already enjoys a large portion of their sales comes from the China market which furthers our goal on this page.

So this was our standalone strategy prior to the merger, but clearly we see this merger actually supporting every single one of those initiatives that we've had.

If I go to slide 15, this slide is to show you that with the $2.7b of combined revenue on a proforma basis, Dialog will be a formidable force in the mixed-signal industry. The companies shown here are well-known companies for mixed-signal power and also microcontroller technology and of less than $4b. That's the selection we've used here to emphasize the point. And you can see that we will be having a large scale relative to other companies to invest in R&D and keep ahead of the game. And this is important in our industry as various other consolidation takes place around us.

I'd like to talk to you about our combined model on slide 16. Here we show gross margin, R&D, SG&A and operating margin as a percentage of top line which is on the top row.

The first column shows Dialog on an underlying basis with a similar approach to using non-GAAP and IFRS. You can see our current gross margin at 46%. And the next column shows Atmel's non-GAAP numbers at 47% resulting in a combination of approximately 47% for the combined entity. We believe with the activities that we are undertaking and the progression of the better mix of portfolio, we will see the range moving to 47% to 50% going forward.

On the R&D side, as I said, we're both investing in advanced technology and a healthy percentage of top line on a combined basis. That would end up at 17%. We believe again over the long term, there are synergies to be made and also as scale builds up, we will be able to have the R&D, whilst growing, at 14% to 16% of the top line.

On the SG&A again we have 7% for Dialog and 16% for Atmel. The combined company will start at 12% underlying SG&A. We believe that by taking costs out that we have spoken about, we will be able to bring down the SG&A and the long-term model of 9% to 11% is achievable.

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And finally, that results in our operating margin moving from 18% on a combined basis, on a proforma basis today to 23% to 25% over the period (inaudible).

So that combined with the growth that we've been displaying and the growth that we believe will come from the combination with Atmel puts us in a position where we will end up with a company which has high growth, higher than semiconductor market, but delivering also profitability in a very nice range.

On page 17, I'll just expand a little bit about debt financing that we've taken on. $2.1b of term loan from Morgan Stanley Senior Funding. It's covenant light and the annual pre-tax interest cost of approximately 4%.

We have negotiated also the option of early repayment and that's — we believe that at the start we will have — sorry, at closing pre-synergy this would equate to roughly 3 times net debt over estimated EBITDA.

Both businesses are profitable and cash generative and they enable our ability to substantially to pay down the debt approximately over a three year period after closing.

Both businesses are profitable and cash generative and they enable us to the ability to substantially pay down the debt approximately over a three year period after closing.

So I think this is a pretty flexible way for us to be able to move ahead with the combination of the two companies to achieve a merger taking on debt, but we are strong enough on the different scenarios that we modeled, we feel very comfortable to be able to pay down this debt pretty rapidly.

So if I go to Slide 18 now and again I'd like to talk a little bit about the track record of execution because many of you may be new to the Dialog story. So we've had a very strong growth story since 2007, so we've had annual growth of much higher than market every single year between 2007 and 2014 and including actually to the second quarter of 2015 where we've published our results.

Our underlying profit has improved significantly, 39x between 2008 and 2014.

Our underlying operating margin you can see the comparison between 2008 and Q2 2015, reaching 22.5%.

And the share price performance of 2,700% between 2007 and 2014.

In the process we've also acquired two smaller companies, SiTel in Europe and iWatt in the United States in 2013 and we've been able to integrate those in a successful fashion.

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So I think with that I'd like to hand over back to the operator for questions.

Q&A Session

Christopher Rolland

Hey guys, thanks for the question and congrats on the deal. Can you guys talk about the breakdown of the $150m, how much of that is COGS versus SG&A versus R&D? I got a little bit higher just in some preliminary stuff I was doing but I probably took into account shutting down the Colorado fab at some point in the future. Do you have that in there? And maybe if you can just give us a little bit more detail on the $150m breakdown.

Jalal Bagherli

I don't think I can give you the detailed breakdown as such but suffice to say it comes from different areas. We looked at three or four different areas of the cost, so we did look at corporate costs, but there is clearly duplication in some areas. We looked at R&D, there's again areas that we can get synergy, for example from licensing, some of the streamlining of central functions. Then in terms of sales we have coverage in most geographies and it is very similar and there are areas where we can synergize and get benefit from.

I don't believe that we specifically modelled the fab shutdown in any of the calculations and I think this is a number we believe we can achieve over the two years. There may well be other opportunities to improve this number but I think at this point in time with the amount of time we've had to do due diligence and the access that we've had to the company I think we're comfortable with $150m.

Christopher Rolland

Okay great. Also in the merger agreement it looks like the breakup piece is pretty lopsided here, I think it's $41m if Dialog backs out but maybe like $140m if Atmel were to take a different bidder. The $41m, first of all, seems pretty small to me here and I don't quite understand the lopsidedness of that.

Jalal Bagherli

Okay, let me explain that. So there's a specific UK regulation, so a UK company cannot enter into a breakoff fee of more than 1%, that is reason for that, but there are

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other mechanisms in the contract that we've discussed between the two companies and we are comfortable that we are both equally committed to the deal.

Christopher Rolland

Okay, and perhaps if you can talk about the bidding process. I think you guys were in the New York Times today and I think you talked about winning the second round, so I guess there were multiple rounds of bidding. How many active bidders were there, what did that look like and are there still other bids on the table?

Steve Laub

Hi, this is Steve Laub, I'll go ahead and answer that question. I think you can appreciate in this type of transaction and so forth that this information is confidential and will not be disclosed. Needless-to-say there was very significant interest for the company.

Christopher Rolland

Okay, great. Thanks guys. I'll jump back into the queue if I have more.

Operator

Rajvindra Gill, Needham & Co.

Rajvindra Gill

Yes, just more of a formula issue. If the Dialog stock trade below where it closed on Friday, which I think it's indicating now, is there a formula in the deal terms whereby they either issue more than 0.112 shares or issue more than $4.65 in cash? Can you explain the mechanics of the formula?

Jalal Bagherli

I believe there is a fixed exchange rate between the two shares which was based on some average number of days pre the deal and that's fixed for both sides through the contract.

Rajvindra Gill

Okay, got it. In terms of the strategic rationale, as you mentioned, you guys are heavily exposed to the mobile phone industry, so this acquisition or this merger would help you diversify into other markets. Specifically on the IoT market I wanted to get a sense of how the combination of the two companies will help your competitive position in IoT because my understanding, to be a successful IoT you need embedded processing, you need some sort of connectivity and memory, low-powered memory,

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and you need some sort of sensor capability. So I'm wondering what did Dialog bring to the table to focus on the IoT market.

Jalal Bagherli

Sure. So I think it goes back to the definition of what IoT is I guess, because it's a very broad overarching term sometimes. So the IoT for us basically covers connected smart devices and those connections are at the edge of the node and prior to connecting to the network or wireless connections. So they include things like, for example, all the new appliances that weren't in existence three or four years ago and connect to the internet as part of that. So, for example, health and fitness bands, digital watches, they include things like smart tags, they include smart beacons i.e. beacons for retail. So many of these are points of connection to the bigger network.

For a number of those, you're absolutely right, you need microcontrollers, you need security, you have connectivity and power management to save energy. Some of them at the very edge it may be just a sensor, there's a connectivity with a Bluetooth, you don't want to have necessarily everything else. So we are already shipping, for example, to health and fitness bands, and we've announced this, for example, Xiaomi is one of our large customers in this area that makes health and fitness bands. That runs on a single chip low-energy Bluetooth chip from Dialog and is a reasonable volume, it connects to phones, it connects to tablets, it is the definition of IoT.

We have also technology inside smart tags today shipping in volume. We have a number of beacons with social networking companies both in North America and in China that monetizes the value of your connections, your list of friends etc. through the availability of beacons in stores and in shops and coffee shops. So there are various things like that.

And we have, of course, sensing, as I mentioned, we have both investment in a sensor company in Taiwan which gives us light and proximity sensing and that's usable for fitness bands again but also for tablets and for mobile phones.

And we have sensing technology, these are specific mixed signal analogue chips with very high sensitivity conversion from analogue to digital which are used for multiple sensing conversions, for example, in a multi-touch area that could be one application, but there are other areas where you have light sensing, when you are shining light on skin and you want to analyze the result of that.

So those are the types of technologies we bring to the party but clearly the combination with Atmel then opens up the complete market to us, including the microcontrollers and privacy & security which is becoming increasingly important in the world of Internet of Things.

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Rajvindra Gill

And just the last question following up on your IoT definition, is the new business, the new combination says 38% of sales from IoT, but looking at Atmel's business they had about 75% of revenue from microcontrollers and that was broad-based, so that was into industrial, that was into medical. So I'm just trying to understand how you're defining Atmel microcontroller revenue into IoT or what you define as IoT to other markets or are you just putting IoT as —

Jalal Bagherli

I think the low-power 32-bits microcontrollers from Atmel they're increasingly being deployed with other parts of the portfolio, for example wireless control, so wireless connectivity, as well as security and other things. So, you're right, there are areas where you say these are MCUs but we see increasingly the design, the design (inaudible) that goes on, that by the time that we combine a lot of the new designs will actually be deployed in an IoT fashion. Not only some of the things I mentioned but also in the industrial space, connection of smart machines, machine-to-machine, are part of the broader IoT network. So we would see that in the future as part of IoT.

Rajvindra Gill

Okay thank you and congrats on the deal.

Jalal Bagherli

Thank you.

Operator

William Stein, SunTrust.

William Stein

Great, thanks for taking my question. Steve, I want to just address the elephant in the room today. With Dialog down over 20% this morning that certainly damages the total consideration to Atmel shareholders, I'm wondering if this decline has any effect on the outcomes of other bidders for the stock and whether you might anticipate someone else coming out and providing the company with a more cash-sure outcome?

Steven Laub

My perspective is, and the perspective of the Board of Directors, is that this combination is actually an outstanding combination for both company's shareholders. Our perspective is you can't predict very short-term perturbations with respect to how things may perceiver on a very first day of some kind of announcement. Our

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expectation, and I think from both companies and certainly from our company, is that the value and the impact of this combination to our shareholders will provide an outstanding return and we expect that over time, I would be very surprised if we don't see a pretty quick recovery with respect to our shareholders in the stock for Dialog on this, when people have a better understanding, a better appreciation.

I think a lot of that is just initial reaction without understanding the story and I think that more and more as our shareholders, for example, understand Dialog and as Dialog's presence is better known in North America, I'd be very surprised if not only there isn't a full recovery with respect to the stock price, but perhaps it goes higher from there. Certainly that's our expectation.

William Stein

That's very helpful, thank you. Maybe I can ask one more and it's related to revenue synergies. I think you spoke about it generally but I'm wondering if we can have any specific expectations perhaps referencing Dialog's PMICs to be used with Atmels MCUs or any other strategies for revenue growth of the combined company in terms of products or timing and sizing. Anything like that would be very helpful.

Jalal Bagherli

Okay, let me have a stab at that. So we, in the past three or four years we've been creating power management chips which are companion to different players in the market in terms of application processes, embedded MCUs etc. and a range of larger companies, actually in the past have approached us to deliver power management that supports their chipset. So I think looking at Atmel's very wide portfolio of processors I'm sure in terms of reference design development together we will have a lot of opportunities to use, not only stand PMIC from Dialog but also create new PMICs that make the overall solution a lot more competitive versus the competitors. That's something we will be putting into effect when the merger is completed.

Other areas, I think, again, I mentioned IoT, we have a lot of customers in some areas and they have customers in other parts of the market that we can cross-sell to.

Then the third thing, which is probably not obvious is, as I mentioned we are very focused, we have been very focused on our large top-tier accounts and we don't have a very good distribution system in place. We've been building that but it's relative to what a more mature system would be it's in an early stage. When I look at Atmel they have world-class distribution worldwide for products and, as Steve mentioned, 60% of revenue of Atmel it done through distribution. For us it's a minimal amount, maybe 10% is through distribution so I think, again, that gives us an opportunity to be able to sell Dialog products through the well-established distribution system of Atmel.

So those are the two or three examples that I can mention from the top of my head.

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William Stein

That's very helpful. Thank you.

Operator

Thomas Becker, Commerzbank.

Thomas Becker

Yes, thank you for taking my questions and excuse the background noise. Just a quick, could you remind us about the timeline. I guess you need approval of both shareholders, the Atmel and the Dialog shareholders, so what's the threshold here, is it around 50% or is it more?

And again with respect to the timeline, is the capital increase, is it a thing which will be done within the next, let's say, six or eight weeks or, again, what's next on your agenda?

Jalal Bagherli

Okay, hi Thomas.

Thomas Becker

Morning.

Jalal Bagherli

So absolutely the deal is subject to the shareholder approval from both companies and in addition it's subject to clearance through regulatory authorities in the US and a number of other countries. In terms of the threshold for voting for each company, I don't think I can, I don't know the actual threshold. I think that we will, it's probably majority I would say but I don't think there is a reason for it to be higher than majority vote, so 51% probably.

I think on the other question of issuing the shares, what we will go through is registering our Frankfurt-listed shares as ADRs on a US Stock Exchange, either NASDAQ or the New York Stock Exchange, in the next two or three months as a form of security. I think the issuance will only take place close to when the deal is completed not before which would be sometime in late Q1 2016.

Thomas Becker

Okay and, forgive my ignorance, just to ask the question again, the ratio that you offered Atmel is fixed and also the number of shares, the 49m was [in certain] give-

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Dialog Semiconductor

or-take boundaries, but that will not, let's say, completely, let's say like a rollercoaster with the share price of Dialog.

Jalal Bagherli

This is deal where we offer a fixed cash element and a fixed ratio of our shares to Atmel shares, this is how the negotiation is done and completed. So, yes, it basically is fixed and I'm sure they took into account a number of days of average share price before they calculated that exchange rate. So I think it's customary in these deals that this exchange rate gets fixed so everybody has certainty of the deal, it's not likely that with every day share price something can change.

Thomas Becker

Understood, very helpful. Thank you.

Operator

Craig Hettenbach, Morgan Stanley.

Craig Hettenbach

Yes, thank you. Just following up on the revenue synergies, can you talk about, you mentioned the distribution channel and broad base for Atmel, can you just talk about the timeline of using that to expand the sales?

And then also any strategic customers between the two different companies and areas, particularly within automotive that now as a combined company you might have more traction.

Jalal Bagherli

Okay. I think in terms of the distribution, I think basically we will have one sales structure in place post the deal completion which is, again, somewhere in late Q1 2016. That sales structure will handle the top accounts in a consistent fashion as well as making use of the established distribution channels. So essentially it's about making our products in Dialog more readily available for the distribution environment, that means developing a lot of collaterals, marketing material and in some cases software and support which Atmel clearly has done for their products. So we need to go through that phase.

I would imagine that would be an, on average, three to six month type process to have all of that in place before you can achieve successful distribution of the products. We have some products already, of course, in distribution which would then readily be available in a broader network and that gives us access to the market fairly fast, but for new products that's the process we have to go through.

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In terms of automotive I think Atmel has a much larger base of customers in automotive. We have, I think publically we've announced Bosch as a very, very longstanding and very good customer for our screen wiper microcontrollers for a long number of years and we have a good relationship and they're always looking for new solutions. I think, again, having access to Atmel's portfolio that would be a great way to go and expand that relationship.

We also have a particular customer in Japan which has a very strong relationship with us on our automotive products and, again, is not mentioned on this list and I think that by itself means there is additional sales opportunity in the automotive area for us to do.

Craig Hettenbach

Got it. Thanks for your color.

Operator

Chris Caso, Susquehanna.

Chris Caso

Yes thank you. Good morning and congratulations on the deal. The first question, I just wonder if you can come back to the regulatory approval and if there's more specifics that you have. It looked like, that the filing this morning talked about HSR in the US and CFIUS, are there any other regulatory agencies we should be looking at, particularly China?

Jalal Bagherli

I don't want to give you the wrong information, the truth is that our legal team will be looking at what's appropriate and I don't know the answer to that question that I can say for 100%. I'm sure China is on the list they look at but so are some of the European countries that we need to look into.

Chris Caso

Okay. Just moving on, in your presentation it seemed to suggest that your goal was to get Atmel in line with your 23% to 25% operating margin target. Is that the correct interpretation and perhaps you could talk about the time period? And within that, Atmel also has some businesses outside of the core microcontroller businesses such as memory, there are some areas in multi market. Is your intention to stay with those businesses or potentially could we see some divestitures or de-emphasize?

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Jalal Bagherli

I think we will take a look at the portfolio when we get to the keys to the house, or the car or whatever the expression is. I think it's too early and I don't want to jump into a conclusion that something should be divested without knowing far more details. Certainly though all profitable businesses, one of my efforts is to improve the profitability rather than ditch something which is already making money.

So that would be my first approach, however in any portfolio pruning you will look at things which are coming to end of life or perhaps don't have many more legs to go and we will do the right decision just like our own business, there is no difference from that point of view.

In terms of the 23% to 25%, that's the combined range for the long term for the combined company, that is our goal. By long term we mean between three to five years range.

Chris Caso

Thank you.

Jalal Bagherli

Okay.

Operator

Karsten Iltgen, Bankhaus Lampe.

Karsten Iltgen

Yes, hello thanks for taking my question. Just to follow up on the last one, you said you don't plan to divest anything but I think Atmel mentioned before that they are trying to de-emphasize products like sensor hubs etc. which may be a good fit for Dialog really. Are you planning to revive those products at all?

Jalal Bagherli

I said that, I didn't say I wouldn't divest anything I said at this point in time I have no active plans because we have to look at each product line. And, as you say, it may be that it's a better fit for our mobile-centric approach for example than it's been in the past for a company which was more focused on an industrial and automotive approach. So we need to look at what is there.

What I do note is that the gross margin has been improving on all the products that I've looked at in Atmel so, again, I'll take a look and see if the trend continues for

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Dialog Semiconductor

these products to improve margin over the next few quarters. I don't see why we have to rush into divesting a particular product.

Karsten Iltgen

Right and just a question on numbers again, can you help us to quantify the restructuring costs and other M&A-related costs that we should expect for next year?

And maybe also shed some lights on the covenants on the loan which you mentioned to be covenant-lite, but whatever that means. Thank you.

Jalal Bagherli

On the cost synergies, based on our analysis and with diligence there's quite a lot and we're comfortable and confident that this is achievable, the $150m over a two year period and we think roughly half of that is achievable within the first year.

In terms of the debt, it is what it says, covenant-lite relative to the market, I don't think I can comment any further beyond that.

Karsten Iltgen

Okay. And just to follow up, to achieve the cost savings do you need restructuring or one-time charges to get this?

Jalal Bagherli

It may well do when you look at the number of sales offices and different areas but as we get closer and we have definitive plans then we can put that out there for the investors to look at. But at this point it is a top-down analysis based on what we've seen.

Karsten Iltgen

That's great, fair enough. Thank you.

Operator

Doug Freedman, SternAgeeCRT.

Doug Freedman

Great, thanks for taking my question guys. A lot of them have been asked and answered. Jalal, is there any impact that you can see on your tax rate going forward, is the change in corporate structure positive or negative for your ongoing tax rate?

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Jalal Bagherli

I think, so interesting, again I'm looking at mid to long term Doug. So mid to long term I think it would be sub 20% as a combined company. Right now we are higher than that, as you know, we are at 28% at Dialog standalone but we've indicated that with the IT realignment we're doing in Europe we'd be able to bring that down 200 basis points every year over the next two or three years.

In Atmel's case I think it's much lower, it's 4% or 5% because of the loss carryforward that they use and that starts to increase over the next two, three years. So I think we meet somewhere just below 20% I think in a three, four year range.

Doug Freedman

Great, that's very helpful. Also if I could just ask, is there any opportunity to offer us an update on your CFO search? I would imagine running a much bigger company going forward would maybe increase the interest pull.

Jalal Bagherli

Absolutely, that's actually yes very interesting. So we are within the search process, we've interviewed a number of candidates and we believe that, again, particularly as you mentioned, because of this combination, the post would be even more attractive. So I have no concerns that we will have a CFO in place before year-end.

Doug Freedman

Great, thanks. That's all and congrats on the deal guys.

Operator

Ladies and gentlemen, unfortunately we have no more time to take further questions so I will now hand you back to Jalal to conclude today's conference.

Jalal Bagherli

So once again I'd like to say that we're very excited about the deal we've announced yesterday, I think it creates a whole brand new company with a new force in the semiconductor industry where we bring in new areas of the market like IoT as well as mobile into one company, with both growth and profitability achieved at the same time. And I'll look forward to reporting on the progress of this in the future.

Thank you very much for joining.

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Operator

Ladies and gentlemen, thank you for joining today's conference. You may now replace your handsets. Thank you.

[End]

***

This communication is not a prospectus as required by the Prospectus Directive of the European Parliament and of the Council of 4 November 2003 (No 2003/71/EC). It does not constitute or form part of an offer to sell or any invitation to purchase or subscribe for any securities or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the proposed merger or otherwise. Any acceptance or response to the proposed merger should be made only on the basis of the information referred to, in respect of Dialog shareholders, a shareholder circular seeking the approval of Dialog shareholders for the proposed merger, and the issuance of ordinary shares in the form of ADSs to Atmel’s stockholders (the “Circular”), or, in respect of Atmel’s stockholders, a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional information and where to find it

This communication may be deemed to be solicitation material in respect of the proposed merger involving Dialog and Atmel. In connection with the proposed merger, Dialog will file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 (the “Registration Statement”) containing a prospectus with respect to Dialog’s ordinary shares to be issued in the proposed merger and a proxy statement of Atmel in connection with the proposed merger (the “Proxy Statement/Prospectus”). Each of Dialog and Atmel intends to file other documents with the SEC regarding the proposed merger. The definitive Proxy Statement/Prospectus will be mailed to stockholders of Atmel and will contain important information about the proposed merger and related matters. Shareholders of Dialog and stockholders of Atmel are advised to read carefully the formal documentation in relation to the proposed merger once it has been dispatched. The proposals for the proposed merger will, in respect of Dialog shareholders, be made solely through the Circular, and, in respect of Atmel’s stockholders, be made solely through the Proxy Statement/Prospectus. Both the Circular and the final Proxy Statement/Prospectus will contain the full terms and conditions of the way in which the proposed merger will be implemented, including details of how to vote with respect to the implementation of the proposed merger. Any acceptance or other response to the proposals should be made only on the basis of the information in respect of the Dialog shareholders, in the Circular, or, in respect of Atmel’s stockholders, in the Proxy Statement/Prospectus.

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Dialog Semiconductor

This communication comprises an advertisement for the purposes of paragraph 3.3R of the Prospectus Rules made under Part VI of the FSMA and not a prospectus. Any prospectus in connection with the admission of ordinary shares of Dialog to the Regulated Market of, and to trading on, the Frankfurt Stock Exchange (the “UK Prospectus”) will be published at a later date.

Copies of the UK Prospectus and the Circular will, from the date of posting to Dialog shareholders, be filed with the UK Listing Authority and submitted to the National Storage Mechanism and available for inspection at www.Hemscott.com/nsm.do and available for inspection by Dialog shareholders at the registered office of Dialog Semiconductor plc, Tower Bridge House, St. Katharine’s Way, London E1W 1AA, United Kingdom, during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) and in the Investor Relations section of Dialog’s website at www.dialog-semiconductor.com. Investors may obtain, free of charge, copies of the Proxy Statement/Prospectus and Registration Statement, and any other documents filed by Atmel and Dialog with the SEC in connection with the proposed merger at the SEC’s website at www.sec.gov. Investors may obtain, free of charge, copies of the Proxy Statement/Prospectus and any other documents filed by Atmel with the SEC in connection with the proposed merger in the “Investors” section of Atmel’s website at www.atmel.com. Investors may also obtain, free of charge, copies of the Registration Statement, and any other documents filed by Dialog with the SEC in connection with the proposed merger on Dialog’s website at www.dialog-semiconductor.com.

BEFORE MAKING AN INVESTMENT OR VOTING DECISION, WE URGE INVESTORS OF DIALOG AND INVESTORS OF ATMEL TO READ CAREFULLY THE CIRCULAR, UK PROSPECTUS, PROXY STATEMENT/PROSPECTUS AND REGISTRATION STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT DIALOG OR ATMEL WILL FILE WITH THE UKLA OR SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

Participants in the Solicitation

Dialog, Atmel and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the approval of the proposed merger and may have direct or indirect interests in the proposed merger. Information about Dialog’s directors and executive officers is set forth in Dialog’s Annual report and accounts 2014, which may be obtained free of charge at Dialog’s website at www.dialog-semiconductor.com. Information about Atmel’s directors and executive officers and their respective interests in Atmel by security holdings or otherwise is set forth in Atmel’s Proxy Statement on Schedule 14A for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on

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Dialog Semiconductor

April 3, 2015, and its Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which was filed with the SEC on February 26, 2015. These documents are available free of charge at the SEC’s website at www.sec.gov and from the “Investors” section of Atmel’s website at www.atmel.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed merger will be included in the Proxy Statement/Prospectus and the Registration Statement that Dialog will file with the SEC in connection with the solicitation of proxies to approve the proposed merger.

Safe Harbor for Forward-looking Statements

This announcement contains, or may contain, “forward-looking statements” in relation to Dialog and Atmel and the future operating performance and outlook of Dialog and the combined company, as well as other future events and their potential effects on Dialog and the combined company that are subject to risks and uncertainties. Generally, the words “will,” “may,” “should,” “continue,” “believes,” “targets,” “plans,” “expects,” “estimates,” “aims,” “intends,” “anticipates” or similar expressions or negatives thereof identify forward-looking statements. Forward-looking statements include, but are not limited to, statements relating to: (i) the benefits of the proposed merger, including future financial and operating results of the combined company, Dialog’s or Atmel’s plans, objectives, expectations and intentions, and the expected timing of completion of the transaction; (ii) expected developments in product portfolio, expected revenues, expected annualised operating costs savings, expected future cash generation, expected future design wins and increase in market share, expected incorporation of products in those of customers, adoption of new technologies, the expectation of volume shipments of products, opportunities in the semiconductor industry and the ability to take advantage of those opportunities, the potential success to be derived from strategic partnerships, the potential impact of capacity constraints, the effect of financial performance on share price, the impact of government regulation, expected performance against adverse economic conditions, and other expectations and beliefs of the management of Dialog and Atmel; (iii) the expansion and growth of Dialog’s or Atmel’s operations; (iv) the expected cost, revenue, technology and other synergies of the proposed merger, the expected impact of the proposed merger on customers and end-users, the combined company’s future capital expenditures, expenses, revenues, earnings, economic performance, financial condition, losses and future prospects; (v) business and management strategies and the expansion and growth of the combined company’s operations; and (vi) the anticipated timing of shareholder meetings and completion of the proposed merger.

These forward-looking statements are based upon the current beliefs and expectations of the management of Dialog and Atmel and involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Dialog’s and Atmel’s or the combined company’s ability to control or estimate

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Dialog Semiconductor

precisely and include, without limitation: (i) the ability to obtain governmental and regulatory approvals of the proposed merger, including the approval of antitrust authorities necessary to complete the proposed merger, or to satisfy other conditions to the proposed merger, including the ability to obtain the requisite Dialog shareholder approvals and Atmel stockholder approvals, on the proposed terms and timeframe; (ii) the possibility that the proposed merger does not close when expected or at all, or that the companies, in order to achieve governmental and regulatory approvals, may be required to modify aspects of the proposed merger or to accept conditions that could adversely affect the combined company or the expected benefits of the proposed merger; (iii) the risk that competing offers or acquisition proposals will be made; (iv) the inherent uncertainty associated with financial projections; (v) the ability to realize the expected synergies or savings from the proposed merger in the amounts or in the timeframe anticipated; (vi) the potential harm to customer, supplier, employee and other relationships caused by the announcement or closing of the proposed merger; (vii) the ability to integrate Atmel’s businesses into those of Dialog’s in a timely and cost-efficient manner; (viii) the development of the markets for Atmel’s and Dialog’s products; (ix) the combined company’s ability to develop and market products containing the respective technologies of Atmel and Dialog in a timely and cost-effective manner; (x) general global macroeconomic and geo-political conditions; (xi) the cyclical nature of the semiconductor industry; (xii) an economic downturn in the semiconductor and telecommunications markets; (xiii) the inability to realize the anticipated benefits of transactions related to the proposed merger and other acquisitions, restructuring activities, including in connection with the proposed merger, or other initiatives in a timely manner or at all; (xiv) consolidation occurring within the semiconductor industry through mergers and acquisitions; (xv) the impact of competitive products and pricing; (xvi) disruption to Atmel’s business caused by increased dependence on outside foundries, financial instability or insolvency proceedings affecting some of those foundries, and associated litigation in some cases; (xvii) industry and/or company overcapacity or under-capacity, including capacity constraints of independent assembly contractors; (xviii) insufficient, excess or obsolete inventory; (xix) the success of customers’ end products and timely design acceptance by customers; (xx) timely introduction of new products and technologies and implementation of new manufacturing technologies; (xxi) the combined company’s ability to ramp new products into volume production; (xxii) reliance on non-binding customer forecasts and the absence of long-term supply contracts with customers; (xxiii) financial stability in foreign markets and the impact or volatility of foreign exchange rates and significant devaluation of the Euro against the U.S. dollar; (xxiv) unanticipated changes in environmental, health and safety regulations; (xxv) Atmel’s dependence on selling through independent distributors; (xxvi) the complexity of the combined company’s revenue recognition policies; (xxvii) information technology system failures; (xxviii) business interruptions, natural disasters or terrorist acts; (xxix) unanticipated costs and expenses or the inability to identify expenses which can be eliminated; (xxx) disruptions in the availability of raw materials; (xxxi) compliance with U.S. and international laws and regulations by the combined company and its distributors; (xxxii) dependence on key personnel; (xxxiii) the combined company’s ability to protect intellectual property rights; (xxxiv)

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litigation (including intellectual property litigation in which the combined company may be involved or in which customers of the combined company may be involved, especially in the mobile device sector), and the possible unfavorable results of legal proceedings; (xxxv) the market price or increased volatility of Dialog’s ordinary shares and ADSs (if the merger is completed); and (xxxvi) other risks and uncertainties, including those detailed from time to time in Dialog’s and Atmel’s periodic reports and other filings with the SEC or other regulatory authorities, including Atmel’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015 (whether under the caption Risk Factors or Forward Looking Statements or elsewhere). Neither Dialog nor Atmel can give any assurance that such forward-looking statements will prove to be correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Neither Dialog nor Atmel nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of Dialog, Atmel, or the combined company, following the implementation of the proposed merger or otherwise. No statement in this announcement should be interpreted to mean that the earnings per share, profits, margins or cash flows of Dialog or the combined company for the current or future financial years would necessarily match or exceed the historical published figures.

Overseas jurisdictions

The release, publication or distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by the laws of those jurisdictions and therefore persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement has been prepared for the purposes of complying with English Law and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside the United Kingdom.

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